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                                    NON-NEGOTIABLE
                                   PROMISSORY NOTE


$150,000.00                                                   January 1, 1997
                                                           New York, New York

    FOR VALUE RECEIVED, the undersigned, TRANS WORLD GAMING CORP. ("Maker"), agrees and promises to pay to the order of ANDREW TOTTENHAM ("Holder") at 3 Garfield Mews, London SW11 5PL, United Kingdom, or at such place as Holder may from time to time hereafter designate in writing, the sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00), with interest at the rate of 10% per annum payable on January 1, 2002.

    At the option of Holder, interest may be payable in cash on July 1 and January 1 of each year or added to principal in the event that Holder determines to exercise the right of conversion as provided below. Holder shall provide written notice at least 30 days prior to each such interest due date if he elects to make such interest payment.

    Beginning January 1, 1998, at the option of Holder, this Note shall be convertible into shares of common stock of Maker, par value $.001 per share, at a conversion price of $1.00 per share. Such convertibility feature will vest at a rate of 20% per year for each year after the date of this Note; provided, however, that if Maker completes a registered public offering of its common stock during the term of this Note, this Note shall immediately become 100% vested and fully convertible. To determine the number of shares issuable as Holder's interest in the convertibility feature of this Note vests over time, the principal amount plus any accrued interest to date to be converted will be divided by the conversion price in effect on the conversion date. Upon conversion, no payment or adjustment for interest will be made. Maker will deliver a check to Holder for any fractional share. To convert this Note into shares of Maker's $.001 par value common stock, Holder must (1) complete and sign a conversion notice substantially in the form attached hereto, (2) surrender this Note to Maker, and (3) pay any transfer or similar tax if required. Upon surrender of this Note (or any Subsequent Note, as hereinafter defined) by Holder to Maker in connection with the exercise of Holder's conversion rights hereunder, Maker shall execute and deliver a replacement note (a "Subsequent Note") setting forth the new principal amount, if any, outstanding after such conversion.

    Maker shall have no privilege to prepay this Note, in full or in part, at any time.

    The undersigned severally waives presentment for payment, notice of nonpayment and of protest, and agrees to any extension of time of payment and partial payments before, at or after maturity, and if this Note or interest thereon is not paid when due or suit is brought, agrees to pay all reasonable costs of collection, including attorneys' fees, and also waives all exemptions in case suit is filed.

    This Note shall be governed by, and construed in accordance with the laws of the State of New York. The parties irrevocably submit to the exclusive jurisdiction of any state or federal court located in New York County, New York.

                                            TRANS WORLD GAMING CORP.


                                            By:  ____________________________
                                            Name: ____________________________
                                            Title:  ___________________________